

Mail Stop 3233

July 12, 2018

<u>Via E-Mail</u>
George J. Carter
Chairman and Chief Executive Officer
FSP 303 East Wacker Drive Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880

> **Re: FSP 303 East Wacker Drive Corp.**
> **Form PREM 14A**
> **Filed July 6, 2018**
> **File No. 000-53165**

Dear Mr. Carter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Annex C: Purchase and Sale Agreement</u>

1. Please revise your disclosure to confirm whether the waiver of trial by jury provision on page 26 applies to claims made under the federal securities laws. Please also confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities